October 22, 2019

Stephen M. Merkel
Executive Vice President and General Counsel
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

       Re: BGC Partners, Inc.
           Registration Statement on Form S-4
           Fled October 11, 2019
           File No. 333-234176

Dear Mr. Merkel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance